UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: TIM Participações (TIM Brasil) appoints Nicandro Durante Chairman and Pietro Labriola CEO

Rome, 3 April 2019

TIM hereby informs that, meeting today, the Board of Directors of TIM Participações S.A. (TIM Brasil) has appointed Nicandro Durante Chairman and Pietro Labriola Chief Executive Officer of the Company; both take on the new role as of today, succeeding to João Cox and Sami Foguel respectively.

Nicandro Durante has 40 years of experience in the industrial sector, and has had several managing roles at British American Tobacco, where he became CEO in 2011. Born in Brazil and with Italian citizenship, he has a degree in Business Administration from the São Paolo Pontifical Catholic University.

Pietro Labriola has been in Telecom Italia for 17 years; from 2015 to 2018 he was Chief Operating Officer at TIM Brasil. Member of the Board of TIM Participaçoes since last February, he will carry on with the execution of the strategic plan of TIM Brasil.

Mr. Labriola has a Bachelor’s Degree in Economics and Business from the Università degli Studi di Bari and Master’s Degree in Innovation and Technology Management. He owns 70,000 Telecom Italia ordinary shares and 9,800 TIM Participações ordinary shares.

The Curriculum Vitae is attached.

Sami Foguel doesn’t own Telecom Italia or TIM Participações shares.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Pietro Labriola

He was born in Altamura (Bari) on October, 1 1967.

From 1993 to 1994 he worked at France Telecom Italia, in Milan, where he was appointed Assistant to the Managing Director.

In 1995 he worked at Cable & Wireless Italia as Marketing Director.

In 1996 he worked at Infostrada S.p.A as Director of Business Development.

In 1997 he worked as a consultant for Boston Consulting Group in Italy.

In 1998 he was appointed Marketing Director of Infostrada S.p.A.

In 2001 he started working for Telecom Italia Group, helding management positions of increasing responsility: beginning as Voice Marketing Director with the launch of ADSL ALICE Offer, among others.

In 2005 he was appointed Marketing Director for Fixed & Mobile Services. Keeping his managerial responsibility, in 2006 he became CEO of Matrix.

In 2007 Mr. Labriola was appointed Head of Domestic Fixed Services and in 2009 he took the role of Head of Business Unit for fixed, mobile and ICT services, launching Impresa Semplice.

In 2013 he took the responsibility of coordinating the network spin-off project and in 2014 he became Head of Business Transformation & Quality.

In 2015 he was appointed Chief Operating Officer at TIM Participacoes S.A., position held until October 2018

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the twelve months ended December 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager